UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc

(the "Company")

Arrangements for Shareholder Webcast - Wednesday 6 May 2020

Further to the Company's announcement on 9 April 2020 that this year's Annual General Meeting ("AGM") will be run as a closed meeting due to the UK Government's restrictions on public gatherings as a result of the COVID-19 pandemic, the Company is pleased to announce that it will be holding a live webcast for shareholders following the AGM on Wednesday 6 May 2020.

Details of Shareholder Webcast

The webcast will take place following the AGM on Wednesday 6 May 2020. It will commence at 2.45pm (UK time) and finish at 3.45pm (UK time). Any changes to these times will be published on the Company's website at www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/.

Shareholders wishing to join the webcast are strongly encouraged to join online. For those shareholders who are not able to join online, a telephone conference call facility will be available.

For details on how to register for the webcast online or to dial-in to the telephone conference call please go to www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/. Shareholders who wish to join the webcast online are requested to register as soon as possible and ideally at least 24 hours before the start of the webcast.

Please note that the webcast is intended for shareholders only. Shareholders will therefore be asked to provide their details before accessing the event.

During the webcast, updates will be given by Sir Jonathan Symonds, GSK's Chairman, and Emma Walmsley, Chief Executive Officer.

Following these there will be an opportunity for shareholders to ask questions. Shareholders may also submit their questions in advance of the webcast by emailing  company.secretary@gsk.com.

The Board will endeavour to ensure that all questions are answered either during the webcast or by publishing them on the Company's website after the webcast.

Please note that no inside information will be provided during the webcast.

The Board would like to take this opportunity to thank all shareholders for their continued support and understanding in these exceptional circumstances.

V A Whyte
Company Secretary

29 April 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: April 29, 2020

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc